
May 21, 2020

Stephen Sze
Chief Executive Officer and Director
PROFICIENT ALPHA ACQUISITION CORP
40 Wall St., 29th floor
New York, NY 10005

>   **Re: PROFICIENT ALPHA ACQUISITION CORP**
>   **Proxy Statement on Form PREM14A**
>   **Filed March 23, 2020**
>   **File No. 001-38925**

Dear Mr. Sze:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Finance